Financial Statements

CARTER CAPITAL CORPORATION

*Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission*

Years Ended December 31, 2021 and 2020

CARTER CAPITAL CORPORATION

Years Ended December 31, 2021 and 2020

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Shareholders of
Carter Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Carter Capital Corporation (the "Company") as of December 31, 2021 and 2020, the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter

As more fully described in Note 2 to the financial statements, the Company has an expense sharing agreement with an affiliated entity, Carter Morse & Goodrich, Inc. Because of this relationship, it is possible that the terms of the expense sharing agreement are not the same as those that would result from an agreement between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as Carter Capital Corporation's auditor since 2009.

February 25, 2022

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	**$126,393**	$57,188
Total Assets	**$126,393**	$57,188
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accrued expenses	**$55,975**	$9,969
Due to related party	**48,576**	798
Total current liabilities:	**$104,551**	$10,767
Shareholders' Equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Additional Paid In Capital	**25,000**	25,000
Retained earnings (deficit)	**(24,158)**	421
Total Shareholders' Equity	**21,842**	46,421
Total Liabilities and Shareholders' Equity	**$126,393**	$57,188

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF INCOME

| | Year Ended December 31, | |
	2021	2020
Investment banking, advisory fees, and other revenue	**$13,126,488**	$2,188,175
Operating expenses:		
Management and related services	**$12,413,576**	$2,053,842
Professional fees	**21,600**	12,750
Dues and licenses	**36,465**	12,480
Compliance	**1,743**	942
Miscellaneous	**74**	15
Total Operating Expenses	**12,473,458**	2,080,029
Income before income taxes	**$653,030**	$108,146
State income tax	**47,609**	6,675
Net Income	**$605,421**	$101,471

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2020	$21,000	$0	$(6,050)	$14,950
Contribution from Shareholders		25,000		25,000
Distribution to shareholders			(95,000)	(95,000)
Net income			101,471	101,471
Balance, December 31, 2020	**$21,000**	**$25,000**	**$421**	**$46,421**
Distribution to shareholders			(630,000)	(630,000)
Net income			605,421	605,421
Balance, December 31, 2021	**$21,000**	**$25,000**	**($24,158)**	**$21,842**

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities:		
Net income	**$605,421**	$101,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued expenses	**46,006**	5,771
Due to related party	**47,778**	(10,910)
Net cash provided by operating activities	**699,205**	96,332
Cash flows from financing activities:		
Shareholder contribution		25,000
Shareholder distribution	**(630,000)**	(95,000)
Net cash used by financing activities	**(630,000)**	(70,000)
Net change in cash	**69,205**	26,332
Cash, beginning	**57,188**	30,856
Cash, ending	**$126,393**	$57,188

See notes to financial statements.

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:
Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse & Goodrich, Inc. The Company also shares office space and employees with Carter Morse & Goodrich, Inc., which is owned by the Company's shareholders.

Significant accounting policies:

Method of accounting:
The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:
The Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers (Topic 606)*. The Company provides advisory services on mergers and acquisitions and capital financings. Revenue for advisory assignments is generally recognized at the point in time that performance under the arrangement is completed (i.e.: the closing date of each transaction). Other non-contingent fees are recognized over time when the specific performance obligation has been satisfied. During 2021 and 2020, all revenue was recognized at the point in time when the specific performance obligation had been satisfied.

Income taxes:
The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholders for federal tax purposes.

The State of Connecticut assesses a state income tax for all pass through entities. Accordingly, the financial statements include a provision for state income taxes assessed.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2018 are no longer subject to examination by taxing authorities.

Estimates and assumptions:
Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**
The Company pays fees for management and related services to an affiliate, Carter Morse & Goodrich, Inc. in accordance with an expense sharing agreement. The fees totaled $12,413,576 and $2,053,842 for 2021 and 2020, respectively. The Company borrows and advances funds on an as needed basis with Carter Morse & Goodrich, Inc. Any advances are noninterest bearing and are due on demand. At December 31, 2021 and 2020, there was $48,576 and $798 due to a related party outstanding, respectively.

3. **Concentrations:**
The Company earned 81% of its revenue from two clients in 2021 and essentially all of its revenue from two different clients in 2020 as a result of the successful closing of transactions.

4. **Vulnerability due to regulatory environment:**
The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

5. **Net capital requirements:**
The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2021 and 2020:

	2021	2020
Net capital	$21,842	$46,421
Excess of net capital over the requirement	$14,872	$41,421
Aggregate indebtedness to net capital	4.79 to 1	0.23 to 1

6. **Supplemental disclosure of cash flow information:**
Cash paid during the year ended December 31, 2021 and 2020 for income taxes was $15,159 and $3,323, respectively.

7. **Subsequent events:**
The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2022. No event has been identified that would require disclosure.

8. **Commitments and Contingencies:**
For the years ended December 31, 2021 and 2020, there were no commitments or contingencies that require disclosure.

CARTER CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, | |
	2021	**2020**
Credits:		
Shareholders' equity	$21,842	$46,421
Net capital	21,842	46,421
Minimum net capital requirement (greater of 6.667% of aggregate indebtedness or $5,000)	6,970	5,000
Excess of net capital over minimum requirements	$14,872	$41,421
Aggregate indebtedness:	$104,551	$10,767
Ratio of total aggregate indebtedness to net capital	4.79 to 1	0.23 to 1

Note: There is no material difference between the computation of Net Capital pursuant to Rule 15c3-1 included in this report and the Company's corresponding December 31, 2021 unaudited Form X-17 A-5 Part IIA filing.

CARTER CAPITAL CORPORATION

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2021

The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

Therefore, in reliance of Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim exemption from Rule 15c3-3.



**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Shareholders of
Carter Capital Corporation**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Carter Capital Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 25, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Carter Capital Corporation
99 Harbor Road
Southport, CT 06890

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ramsey Goodrich 203-349-8375

WORKING COPY

2. A. General Assessment (item 2e from page 2) $19,690

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,714)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,976

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $15,976

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $15,976

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carter Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 22.

Ramsey W. Goodrich, Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,126,488

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 13,126,488

2e. General Assessment @ .0015 $ 19,690

(to page 1, line 2.A.)

2



Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Shareholders of
Carter Capital Corporation

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Carter Capital Corporation (the "Company") does not claim an exemption under paragraph (k) of 15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as the Company has stated they generally limit business activities exclusively to advising on potential merger and acquisition opportunities for clients. The Company has also stated they (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) do not carry accounts of or for customers; and (3) do not carry PAB accounts (as defined in SEA Rule 15c3-3). The Company therefore has stated they have no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5.

PKF O'Connor Davies, LLP

February 25, 2022

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 | Tel: 203.929.3535 | Fax: 203.929.5470 | www.pkfod.com

PKF O'Connor Davies. LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Carter Capital Corporation
Exemption Report

Carter Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to advising on potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Carter Capital Corporation

I, Ramsey W. Goodrich, Vice President and Treasurer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Name: Ramsey W. Goodrich
Title   Vice President and Treasurer

Date: February 8, 2022

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40524

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carter Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Harbor Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ramsey W. Goodrich	203-349-8375	rgoodrich@cartermorse.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

4 Coporate Drive	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramsey W. Goodrich _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carter Capital Corporation _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:

Managing Partner, Vice President and Treasurer



KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.